ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the 3 and 6 months ended August 31, 2011, the audited consolidated financial statements for the year ended February 28, 2011. These statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of October 12, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Except for statements of historical fact, this MD&A contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2	Overview

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with an objective to develop in a mid-tier diamond mining company. The Company has two existing operations which it is progressively optimizing. It also has two development projects, Wouterspan and Niewejaarskraal and a pipeline of other projects with future development potential.

A new acquisition, the Tirisano project, will move to commercial operation in the next fiscal quarter following the successful conclusion of the transaction.

Rockwell continues to evaluate merger and acquisition opportunities which have the potential to expand its mineral resources and to develop additional production that would provide accretive value to the Company.

1.2.1	Summary

Operations

During the second quarter of fiscal 2012, Rockwell operated two alluvial diamond mines: Klipdam and Saxendrift.

Plans are currently being developed with the view to build a new high volume/low cost production plant at the Wouterspan mine site. Wouterspan was put on care and maintenance in February 2009 as a result of the decrease in diamond prices associated with the world financial crisis. The timing for development of the new plant is dependent on financing.

During fiscal 2010 and 2011, the Company raised $16.6 million which was applied to strengthening its balance sheet and funding plant improvements and optimisation activities at its operations. These capital investments included, among others, plant improvements at Saxendrift, the first construction phase of a new production plant at Tirisano, and work on the design and re-engineering of the proposed new high volume processing plant at Wouterspan.

Although Rockwell’s financial position has shown substantial improvement during the year, its operational performance still fell short of internal production targets. During the second quarter of fiscal 2012, the Company continued to work towards the objectives defined during the strategic review at the end of the previous fiscal period. The Company remains focused on optimizing its productive mines to deliver better returns while it will also bring on stream new projects in its pipeline.

Production in June and July 2011 was disappointing; however, there was a strong improvement in the recovery of diamonds in August 2011. In particular, Saxendrift produced a windfall of 373 carats on August 2, 2011, representing half the mine’s monthly target in a single day. This was also a daily record

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

for the Company. In line with its diamond value management focus, the Company made good progress with initiatives to improve the performance of Saxendrift. In addition, commissioning of the two production streams at Tirisano was completed and ramping-up of production is due to commence in October 2011, having completed the transaction to acquire Tirisano after quarter end. The Holpan mine was put on care and maintenance in May 2011 and therefore did not contribute to the second quarter performance.

The average price received from diamond sales in the second quarter of fiscal 2012 was US$2,186 per carat, a significant improvement on the US$1,048 per carat received in the second quarter of fiscal 2011. The average diamond price received during fiscal 2011 was US$1,365 per carat.

Rockwell’s financial results have established a positive trend over the last reporting periods. Management is of the opinion that, with ongoing operational improvements to enhance the recovery of diamonds, reductions in operating costs, and the increasing prices and demand for diamonds, the Company’s financial performance should continue to improve.

In the six month period ended August 31, 2011:

  8,039 carats were produced at the Klipdam and Saxendrift operations.

  8,002 carats were sold at an average price of US$1,855 per carat.

  Tender sales amounted to $14.5 million plus $3.2 million income from the beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulting in diamond revenues of $ 17.7 million (Second quarter fiscal 2011 - $19.8 million).

  Cost of sales including amortization, depletion and impairment charges totalled $14.5 million (Second quarter fiscal 2011 - $18.5 million).

  An operating loss of $1.1 million was achieved for the period after depreciation and depletion of mineral property interest of $3.8 million.

  Net general and administrative expenses amounted to $4.2 million (Second quarter fiscal 2011 - $3.1 million).

  Diamond inventories at August 31, 2011 totalled 1,093 carats.

In the three month period ended August 31, 2011:

  3,611 carats were produced at the Holpan, Klipdam and Saxendrift operations.

  3,223 carats were sold at an average price of US$2,186 per carat.

  Tender sales of $6.9 million plus $ 2.3 million income from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues of $9.2 million (Second quarter fiscal 2011 - $11.4 million).

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Cost of sales including amortization, depletion and impairment charges totalled $6.5 million (Second quarter fiscal 2011 – $12.5 million.)

  An operating profit of $0.1 million was achieved for the period after depreciation and depletion of mineral property interest of $1.8 million.

  Net general and administrative expenses amounted to $ 2.4 million (Second quarter fiscal 2011 – $1.0 million).

Tirisano Acquisition

In March 2010 Rockwell announced that it had signed a term sheet with Etruscan Diamonds Limited, whereby the Company proposed to acquire 74% of Etruscan Diamond (Pty) Ltd, giving it access to its subsidiary Blue Gum Diamonds which owns the Tirisano mine in the Ventersdorp region, South Africa. The Tirisano operation has been on care and maintenance since October 2008.

The transaction was successfully completed after the review date of August 31, 2011with all conditions precedent having been met. This included the mineral property transfer and sanction by the Department of Mineral Resources, the restructuring of Etruscan’s debt by the Industrial Development Corporation of South Africa and the renewed commitment by the Mogopa Community as BEE partner.

The implementation date for the transaction is 1 September 2011.

The net price paid to Etruscan’s principals is the amount of ZAR 19.0 million (approximately $2.7 million) payable in Rockwell shares valued at a pre-consolidation price of $0.068 each. The purchase price was adjusted for advances which had been made since January 2010 to care and maintenance funding, and net debt and working capital movements between the date of the agreement and the transaction date.

The Company will acquire Etruscan Diamonds and Blue Gum Diamonds on a going concern basis although the operation has been on care and maintenance for the past two years.

The Tirisano alluvial diamond deposit hosts an indicated mineral resource of 25 million cubic metres with a grade of 2.88 carats/100 cubic metres and an inferred mineral resource of 15 million cubic metres with a grade of 1.77 carats/100 cubic metres as estimated at October 2010. T. Marshall, PhD, Pr.Sc.Nat, an independent qualified person, is responsible for the estimate. Technical reports on the resource estimate as well as a more recent preliminary economic assessment have been filed on the Company’s profile at www.sedar.com.

The 90,000 m3 per month production facility was partially rebuilt and the pans and scrubbers were commissioned during the past two months with commercial operation expected to commence in mid October 2011. This two-stream production volume plant is expected to benefit the Company by smoothing its production profile.

Plant modifications were completed in-house, using existing plant and machinery, which was redeployed from Rockwell’s Wouterspan and other Northern Cape mines. In particular, the Company is addressing operating improvements in the front end of the plant which were revealed during the plant review in June 2011. The Holpan recovery plant, which is fully containerized, was relocated to Tirisano and a barrel

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

screen from Wouterspan has been moved and re-installed. These measures have enabled the Company to implement an interim solution which has doubled the front end capacity.

To date, a total of $10.9 million has been invested on mine establishment, using funds raised in the market in March 2010 as well as cash generated by the Northern Cape Operations.

It is encouraging that the quality and price per carat of the stones recovered at Tirisano during commissioning and recovery testing to date exceeds any historical production by the mine's previous operators.

During the second six months of fiscal 2012, the focus at Tirisano will turn to optimising the mine and plant operating efficiencies, including the development of long term solutions for the front end. Work will also continue on the concept designs to increase the capacity of the plant. Management’s objective is to generate sufficient cash flow from production to fund these improvements while they are being implemented.

Rockwell continues to mine as per its medium term plan and will continue to work with its advisors, SRK Consulting Africa, to develop the geotechnical parameters that will be used by Tacmin Madini, open pit mining consultants, to finalise the optimised mine design and extraction plan.

1.2.2	Financing

During 2010 and 2011 fiscal years the Company raised $16.6 million of which $8.0 million was utilized to settle debt and strengthen the balance sheet and $4.7 million, supplemented by additional capital investments of $10.4 million which were funded from operations, was invested in capital developments at Saxendrift, Tirisano and Wouterspan. Although the funds raised had originally been earmarked for the construction of a new production plant with a monthly capacity of 170,000 cubic meters at Wouterspan, the Board redirected these funds to Tirisano which demonstrated better opportunity to deliver higher and nearer term return on capital and higher grades.

During the second quarter of fiscal 2011, the Company raised a further $7.8 million through a private placement. An additional $2.0 million was received by a convertible loan from Daboll Consultants Limited. This amount represents a one year call option, carrying interest at 5% per annum and is convertible/repayable at the discretion of the Company for a period of twelve months.

Cash of $3.0 million was generated from the disposal of mining equipment (Komatsu PC3000) that was not being effectively utilised.

These funds will be utilized to improve technology applications at Klipdam and Saxendrift, complete the Tirisano Recovery and Feeding systems, and fund certain liabilities which were taken over as part of the Etruscan transaction. These investments will put Rockwell on a strong footing to embark on the next phase of its growth strategy.

After completion of these investments, the management of Rockwell will turn their attention to re-commissioning the Wouterspan and Niewejaarskraal plants. Both of these properties have extensive diamond deposits which have historically produced diamonds that are similar to the typical output of Saxendrift, in terms of size, quality and average price per carat. High volume processing plants are

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

envisaged, incorporating the latest technologies in diamond recovery which will be piloted at Saxendrift. The timing of these projects will be predicated on the availability of funds, preferably generated from internal cash flows, but may be need to be supplemented by external capital.

On July 1, 2011 the authorized and issued ordinary share capital of Rockwell was consolidated on the basis of 1 share for every 15 shares held ("the consolidation"). The consolidation was aimed at reducing the large number of issued and unissued shares in Rockwell and increasing the price at which ordinary shares in Rockwell are traded on the Toronto Stock Exchange and the JSE Limited.

Trading in shares under the new consolidated share capital commenced on Monday July 11, 2011.

1.2.3	Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Proprietary) Limited (“AVR”), the holding Company of Richtrau No 136 (Proprietary) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently, on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices during 2009, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount was still outstanding at August 31, 2011. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR to date.

Rockwell RSA has recently heightened its focus on resolving the funding issues in conjunction with AVR and a favourable resolution to these negotiations could substantially improve Rockwell’s cash position.

Effective October 2, 2008, AVR via Liberty Lane Investments (Proprietary) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Proprietary) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA. As of February 28, 2011, AVR has only paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell and AVR are also in discussion to resolve these funding issues.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended August 31, 2011) with the quarter ended August 31, 2010.

Production
Operation	3 months ended August 31, 2011			3 months ended August 31, 2010
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	-	1	-	243,616	2,112	0.87
Klipdam	164,267	1,730	1.05	236,926	2,093	0.88
Wouterspan	-	-	-	-	-	-
Klipdam Extension	-	-	-	87,233	675	0.77
Saxendrift	379,483	1,880	0.50	422,473	1,871	0.44
Other*	-	-	-	-	49	-
Total	543,750	3,611	0.66	990,248	6,800	0.68

*Other refers to an independent contractor processing gravels and sold with the groups tender. These carats are excluded from grade calculations.

Sales AND Revenue
Operation	3 months ended August 31, 2011				3 months ended August 31, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	27	4,755	176	-	3,011	3,632,474	1,206	383
Klipdam	1,456	1,500,506	1,030	790	3,578	1,997,716	558	671
Klipdam Extension	-	-	-	-	413	279,251	676	265
Saxendrift	1,740	5,542,268	3,186	303	2,274	3,813,721	1,677	507
Other	-	-	-	-	-	-	-	49
Total	3,223	7,047,529	2,186	1,093	9,276	9,723,162	1,048	1,875

Inventory (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	27	1	28	-
Klipdam	516	1,730	1,456	790
Klipdam Extension		-	-	-
Saxendrift	163	1,880	1,740	303
Other		-	-	-
Total	706	3,611	3,224	1,093

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales –Six Month Comparison

The following is a comparison of the first six months of fiscal 2012 (ended August 31, 2011) with the six months ended August 31, 2010.

Production
Operation	6 months ended August 31, 2011			6 months ended August 31, 2010
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	73,896	903	1.22	442,646	4,128	0.93
Klipdam	358,459	3,563	0.99	453,009	5,043	1.11
Klipdam Extension	-	-	-	96,285	678	0.70
Saxendrift	704,559	3,573	0.47	754,784	4,217	0.56
Other*	-	-	-	-	102	-
Total	1,136,914	8,039	0.71	1,746,724	14,168	0.81

*Other refers to an independent contractor processing gravel and sold through the Group’s tender. These carats are excluded from grade calculations

Sales, Revenue and Inventory
Operation	6 months ended August 31, 2011				6 months ended August 31, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,144	1,101,086	962		4,525	5,866,248	1,297	383
Klipdam	3,282	3,311,481	1,009	790	4,968	2,865,411	577	671
Wouterspan	-	-			-	-	-
Klipdam Extension	24	19,017	786		413	279,251	676	265
Saxendrift	3,552	10,410,705	2,931	303	4,244	8,604,592	2,027	507
Other					53	46,320	874	49
Total	8,002	14,842,288	1,855	1,093	14,203	17,661,822	1,244	1,875

Inventory (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	241	904	1,144
Klipdam	509	3,563	3,282	790
Klipdam Extension	24	-	24	-
Saxendrift	283	3,572	3,552	303
Other	-	-	-	-
Total	1,057	8,039	8,002	1,093

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 and Klipdam 157 farms covering a total area of 4,019.9 hectares.

Mining at Klipdam has migrated from the paleao channel to the Rooikoppie gravels where diamonds of similar grade and value can be recovered at a lower unit cost due to less intensive earthmoving equipment requirements. Accordingly there is now potential for the life of this mine to be extended beyond the one year life which was previously reported.

Three months ended August 31, 2011 compared to three months ended August 31, 2010

Holpan has been on care and maintenance since May 2011. No production took place during the current quarter, compared with 2,112 carats which were produced from 243,616 cubic meters of gravel processed in the quarter ended August 31, 2010.

Sales from Holpan amounted to 27 carats at an average value of US$176 per carat, compared to 3,011 carats at an average value per carat of US$1,206 sold in the quarter ended August 31, 2010.

Production at Klipdam was 1,730 carats from 164,267 cubic meters of gravel, compared to 2,093 carats from 236,926 cubic meters of gravel produced in the quarter ended August 31, 2010. The reduction in volumes at Klipdam was due to intermittent front end throughput constraints caused by the high clay content of the material being mined which led to blockages in the feeders and barrel screens. Short term solutions were implemented, including mining drier areas, improving the cleaning cycles and redesigning of the barrel screen. For the longer term, a redesign of the front end is under consideration which could include modifications to the grizzlies, steep-sided feed bins, metal apron feeders and scrubbers.

Sales for the quarter ended August 3, 2011, from Klipdam totalled 1,456 carats at an average value of US $1,030 per carat, compared to 3,578 carats at an average value per carat of US$558 in the quarter ended August 31, 2010. Although fewer carats were available for tender, the average price per carat improved as a result of a higher average stone size and a stronger diamond market.

Six months ended August 31, 2011 compared to six months ended August 31, 2010

Holpan produced 903 carats from 73,896 cubic meters of gravel processed in the period preceding the decision to place it on care and maintenance in May 2011.

Sales from Holpan for the six months ended August 31, 2011 amounted to 1,144 carats at an average value of US$962 per carat, compared to 4,525 carats at an average value per carat of US$1,297 sold in the quarter ended August 31, 2010. The lower average price was the result of the smaller and lower quality diamonds that were sold.

Production at Klipdam totalled 3,563 carats from 358,459 cubic meters of gravel, compared to 5,043 carats from the 453,009 cubic meters of gravel that were produced in the quarter ended August 31, 2010. Lower production in fiscal 2012 resulted from more difficult gravel types being treated which caused the front end plant to operate less optimally.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales for the six months to August 31, 2011, from Klipdam totalled 3,282 carats at an average value of US$1,009 per carat, compared to 4,968 carats at an average value per carat of US$577 in the quarter ended August 31, 2010. Although fewer carats were available for tender, the average price per carat improved as a result of a higher average stone size as well as a stronger diamond market.

Saxendrift

The Saxendrift mine totalling 5,141.52 hectares is located on the south bank of the Middle Orange River and adjacent to the Wouterspan mine.

Recoveries at Saxendrift improved and are moving towards the potential production levels which were estimated for the mine. Particularly good production was achieved in August 2011 from the multiple mine faces which were recently opened and despite the persistent high sand content of the gravels and the absence of a suitable front-end at the plant.

The Bivitec front end screen, for which Rockwell announced the planned installation in early July 2011, will be commissioned on schedule towards the end of October 2011. Changes are being implemented on the production plant to improve scrubbing efficiencies and concentration of the diamonds.

The board has also approved the installation a high throughput bulk x-ray plant to concentrate and recover diamonds in a single cost effective and secure manner. This technology which will be piloted at Saxendrift should improve diamond recoveries as predicted and results will be evaluated with a view to deploying similar solutions in new processing plants that are planned at Wouterspan and/or Niewejaarskraal as well as Rockwell’s other Middle Orange properties.

Three months ended August 31, 2010 compared to three months ended August 31, 2010

Production at Saxendrift in the quarter to August 31, 2011 totalled 1,880 carats from 379,483 cubic meters of gravel processed, compared with 1,871 carats from 422,473 cubic meters of gravel processed in the quarter ended August 31, 2010. Recoveries gained momentum after a slow start to the quarter when production at one of the four streams at Saxendrift was intermittently non-operational due to scrubber drive failures. However, this was resolved later in the quarter and average grades improved to 0.5 carats per 100 cubic meters compared to 0.44 carats per 100 cubic meters in the second quarter of fiscal 2011.

Sales from Saxendrift during the three months ended August 31, 2011 amounted to 1,740 carats at an average price of US$3,186 per carat compared to 2,274 carats sold at an average price of US$1,677 per carat in the quarter ended August 31, 2010. The high quality of the inventory that was sold, including several exceptional stones compensated for the reduction in total carats which were sold with total proceeds of $5.5 million for the quarter compared to $3.8 million for the comparable quarter.

Six months ended August 31, 2011 compared to six months ended August 31, 2010

Production at Saxendrift in the six months to August 31, 2011 totalled 3,573 carats from 704,559 cubic meters of gravel processed, compared to 4,217 carats from 754,784 cubic meters of gravel processed in the six months ended August 31, 2010. At Saxendrift volumes declined by 6% due to intermittent

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

operation of the infield screening plant and associated magnetic removal system. To maintain diamond recovery efficiency in the short term, the feed rate to the pans was reduced but the issues will be permanently addressed when the new infield screening plant is commissioned and fully operational in the third quarter.

Sales from Saxendrift during the six months ended August 31, 2011 amounted to 3,552 carats at an average price of US$2,931 per carat, compared to 4,244 carats sold at an average price of US$2,027 per carat in the six months ended August 31, 2010.

Production Costs

Production volume from the operations was 543,750 cubic meters for the quarter ended August 31, 2011 (compared to 990,248 cubic meters in the six months ended August 31, 2010).

The Company has maintained its focus on driving down costs and optimising its operations. The average operating cash cost (non-GAAP measure, refer 1.15.5) for the three months ended August 31, 2011 at the Company’s two productive operations was US$10.48 per cubic metre.

Annual average mining cash costs by operation during the second quarter were as follows:

  Klipdam US$ 11.84 per cubic meters (First quarter fiscal 2011: US$10.47); and

  Saxendrift US$ 7.98 per cubic meters (First quarter fiscal 2011: US$9.18).

Unit costs at Saxendrift are lower due to the significantly higher volumes of gravel being processed at this operation compared to the Company’s other mining operations.

The average total cash cost for all the operations for the second quarter of fiscal 2012, including rehabilitation and lease payments amounted to US$ 10.46 per cubic meter, compared to US$10.5 per cubic meter for fiscal 2011.

1.2.5	Litigation

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on

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MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ alleged breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and both Parties have appeared before the Arbitration Tribunal at two sets of hearings in Brussels during March and May 2011 to present evidence and answer questions. Expert witnesses representing the Parties also presented evidence at these hearings. Simultaneous final written submissions were submitted to the Arbitration Tribunal on July 8, 2011, and then Parties expect to receive a written award from the Arbitration Tribunal during October 2011. The Company remains of the view that the claim against it is without merit.

The Company has vigorously argued against the claims made by Midamines and has continued to robustly defend its position.

1.2.6	Other - Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.7	Diamond Market Trends

The Diamond Market Update

The financial markets were extremely volatile in the second quarter of fiscal 2012, which had a similar impact on the diamond industry.

Prices for both rough and polished diamonds increased in June and July 2011, as a result of price speculation among traders who purchased rough stones into inventory in anticipation of subsequent price increases. In line with this trend, the DTC, Alrosa and other producers’ sales were sold via contract at significant premiums.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Producers received the benefit of these premiums being paid. As a result, prices for rough diamonds reached all-time highs in the period leading up to the summer vacation in July 2011.

The gap between the cost of rough diamonds and polished prices persisted as polished prices increases continued to lag rough diamond prices. Downstream retailers resisted these increases and slowed markedly in July, before summer vacation due to their reluctance to hold expensive inventory over this period.

The correction in the world’s financial markets in August 2011 coincided with the reopening of diamond markets after the summer vacation. The uncertainty impacted traders who had purchased expensive inventory in previous months. Attendance at a BHP tender sale at the end August was significantly down and, as a result, prices offered came down by some 30% from July 2011. The DTC’s sight of between $800 million and $900 million, had record volumes and higher prices, causing further nervousness among traders. These latter large sales absorbed significant liquidity leading many traders to be unable to sell their product without making losses. With several players impacted by liquidity issues, a number of forced sales occurred.

Prices at the end of August 2011 had corrected between 10 to 15%, to April and May 2011 levels. At the Hong Kong Diamond Show as well as the De Beers’ September 2011 sight, prices remained constant.

At the end of August, Rockwell focused its sales on larger diamonds through its beneficiation JV which benefits from Steinmetz’s ability to manufacture to achieve value of polished product. The Company had anticipated the short term price consolidation that occurred in August 2011 and products were not sold at a discount to drive sales.

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and expressed in Canadian Dollars except weighted average number of common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2011	February 28, 2010	February 28, 2009
Current assets	12,858,408	11,875,714	15,099,971
Mineral properties	23,562,969	30,850,998	28,894,477
Other assets	67,760,000	62,516,674	62,367,968
Total assets	104,181,377	105,243,386	106,362,416

Current liabilities	8,620,783	11,577,472	14,462,800
Other liabilities and non-controlling interest	10,079,210	16,471,823	21,478,590
Shareholders’ equity	85,481,384	77,194,091	70,421,026
Total liabilities and shareholders’ equity	104,181,377	105,243,386	106,362,416

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30
	2011	2011	2011	2010	2010	2010	2010	2009
Current assets	22,399	12,422	12,858	19,710	19,341	23,267	11,876	9,150

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral properties	23,097	23,569	23,563	25,060	24,824	23,725	24,305	26,055
Other assets	67,367	69,240	67,760	64,550	66,288	60,074	62,516	63,390
Total assets	112,863	105,231	104,182	109,320	110,453	107,066	98,698	98,595

Current liabilities	8,652	8,984	8,621	10,556	12,232	11,338	11,577	13,291
Other liabilities	10,047	10,224	10,079	9,117	8,159	8,424	7,184	10,804
Shareholders’ equity	94,164	86,023	85,481	89,647	90,062	87,304	79,937	74,500
Total liabilities and shareholders' equity	112,863	105,231	104,181	109.320	110,453	107,066	98,698	98,595

Working capital (deficit)	13,747	3,438	4,237	9,154	7,109	11,929	299	(4,141)

Statements of Operations	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30
	2011	2011	2010	2010	2010	2010	2010	2009
Revenue	9,206	8,506	11,546	11,117	11,388	8,457	7,327	12,775
Diamond Sales	6,941	7,562	9,199	10,383	10,023	8,168	6,085	12,766
Profit Share	2,265	944	2,347	734	1,365	289	1,242	9

Cost of rough diamond sales	(4,680)	(5,975)	(10,086)	(6,025)	(9,123)	(2,846)	(8,061)	(7,075)
Fuel & Oil	(1,397)	(1,703)	(437)	(564)	(593)	(468)	(1,180)	(1,422)
Maintenance	(881)	(1,355)	(910)	(1,010)	(1,075)	(819)	(1,378)	(1,317)
Employee Cost	(1,843)	(1,944)	(1,664)	(1,659)	(1,512)	(1,466)	(2,094)	(1,687)
Inventory adjustment	507	187	(2,322)	1,434	(1,592)	1,762	(193)	(413)
Royalties	(498)	(38)	472	(634)	(44)	–	(361)	(632)
Other costs	(568)	(1,122)	(5,224)	(3,592)	(4,305)	(1,856)	(2,855)	(1,604)

Amortisation and depletion	(1,820)	(2,028)	243	(3,472)	(3,110)	(3,107)	(10)	(3,274)
Gross profit/(loss)	2,706	503	1,703	1,620	(845)	2,504	(744)	2,426

Expenses
Net reclamation obligation recognised (utilised)	(159)	(19)	(42)	45	275	(280)	1,497	(98)
Exploration		-	(35)	–	–	(14)	(4)	(34)
Foreign exchange (gain) loss		-	(1)	(1)	–	1	131	(66)
Legal, accounting and audit	(771)	(213)	(328)	(203)	(321)	(359)	(545)	(351)
Office and administration	(1,071)	(1,243)	(900)	(902)	(1,019)	(794)	(1,103)	(853)
Shareholder communications	(63)	(27)	(37)	(32)	(58)	(58)	(70)	(105)
Stock-based compensation	(28)	(128)	(127)	(461)	(76)	(221)	(189)	(12)
Travel and conference	(162)	(65)	(136)	(92)	(87)	(119)	(42)	(76)
Transfer agent	(38)	(69)	(38)	(6)	(26)	(29)	(151)	(160
Subtotal	(2,292)	(1,766)	(1,646)	(1,652)	(1,312)	(1,873)	(476)	(1,611)
Write-off (reversal) of amounts receivable	15	–	–	–	(154)	154	167	–
Loss/gain) on disposal of equipment	(129)	–	(332)	1	34	–	–	–

Loss on disposal or write-down of mineral properties		–	3	(3)	–	–	–	–
Interest income	69	107	(69)	76	82	13	232	–
Interest (recouped) paid on capital leases	(64)	(28)	(32)	(53)	55	(89)	(285)	(89)
Interest expense	(68)	(81)	(116)	(66)	(99)	(49)	80	(176)
Other income/(expense)	(145)	121	132	17	77	2	245	95
Write down of assets	-	0	(30)	5	(146)	(146)	(24)	–

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Profit (loss) before income taxes	92	(1,144)	(386)	(55)	(2,000)	208	(1,134)	640
Future income tax expense	994	(62)	(836)	(735)	(296)	(1,066)	(2,415)	(471)
(recovery)
Profit (loss) profit before non- controlling interest	1,086	(1,206)	(1,222)	(790)	(2,296)	(858)	(1,281)	1,111
Non-controlling interest	178	290	8	(275)	224	131	(459)	(368)

Profit (loss) for the period	1,264	(916)	(1,214)	(1,065)	(2,072)	(727)	1,739	1,479

Basic and diluted profit (loss) per share	0.062	(0.002)	(0.01)	(0.003)	(0.002)	(0.0001)	(0.006)	(0.002)
Weighted average number of common shares outstanding (thousands)	*35,493	524,889	518,185	518,185	518,185	477,651	267,164	238,042
*Post 15:1 consolidation

1.5	Results of Operations

The Company realized a loss of $0.1 million for the six months ended August 31, 2011 compared to a loss of $3.2 million for the same period in the prior year. Operations at the Wouterspan mine remain on care and maintenance in order to preserve the Company’s cash reserves.

During the six months ended August 31, 2011, the Company realized rough diamond sales of $17.7 million compared to $19.8 million for the comparable period in the prior year. Sales were at an average price of US$1,855 compared to US$ 1,244 per carat for the comparative period.

Diamond sales in the second quarter of fiscal 2012 achieved an average value of US$2,186 per carat, indicating material growth compared to US$1,048 for the second quarter ending August 31, 2010. The sales for the quarter produced a range of stones that are representative of the operations’ production.

Mining costs for the six months ended August 31, 2011 amounted to $14.5 million (six months ended August 31, 2010 - $18.5 million), which excludes amortization and depletion charges of $3.8 million (six months ended August 31, 2010 – $6.2 million).

1.6	Liquidity

At August 31, 2011, the Company had cash and cash equivalents of $15.3 million (August 31, 2010 - $4.6 million) and bank indebtedness of $0.9 million (August 31, 2010 - $3.3million), for net cash holdings of $14.4 million (August 31, 2010 - $1.3 million). The Company also had working capital of $13.7 million compared to $7.1 million at August 31, 2010.

At August 31, 2011, the Company had asset retirement obligations relating to its Saxendrift mine, and capital lease obligations relating to mining equipment with three year lease agreements. The Company’s capital lease obligations are shown in the table below. Repayments are denominated in South African Rand.

During the second quarter of fiscal 2011, the Company raised a further $7.8 million through a private placement. An additional $2.0 million was received by a convertible loan from Daboll Consultants

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Limited. This amount represents a one year call option, carrying interest at 5% per annum and is convertible/repayable at the discretion of the Company for a period of twelve months.

The acquisition of mining fleet during the past quarter is reflected below in the table of contractual obligations.

The operations are generating sufficient cash to cover operating costs and overheads. The Company has adequate cash holdings as well as access to short-term debt facilities to meet its working capital requirements.

Contractual Obligations and Commitments

The Company has a contingent liability owing of approximately $423,664 to Liberty Lane (Pty) Limited in respect of the deposit paid by Africa Vanguard Resources (Pty) Limited for the acquisition of a 26% stake in Saxendrift Mine (Pty) Limited.

Rockwell has the following commitments in respect of equipment lease payments to various financial institutions for plant and equipment. A minimum lease payment of $0.4 million is payable in the next 12 months, with a further S0.7m payable by fiscal 2013.

The following are the contractual maturities of contractual obligations:

Payments due by period
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long-term debt obligations	1.1 m	0.4 m	0.7 m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	1.1 m	0.4 m	0.7 m	Nil	Nil

1.7	Capital Resources

The Company's sources of capital are primarily equity and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is not guaranteed. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

During the second quarter of fiscal 2011, the Company raised a further $7.8 million through a private placement. An additional $2.0 million was received by a convertible loan from Daboll Consultants Limited. This amount represents a one year call option, carrying interest at 5% per annum and is convertible/repayable at the discretion of the Company for a period of twelve months

During the six months ended August 31, 2011, the Company obtained debt financings from financial institutions and acquired additions to its mining fleet as reflected in the table on contractual obligations.

The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements into the following financial year.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8	Transactions with Related Parties

	As at	As at
Balances payable	August 31, 2011	February 28, 2011
Banzi Trade 26 (Pty) Ltd (e)	-	34,385
Hunter Dickinson Services Inc. (a)	334,998	34,113
Seven Bridges Trading (c)	-	-
Flawless Diamonds Trading House (c)	-	3,566
Current balances payable	$334,998	72,064

Liberty Lane (e)	$423,664	424,572
Long–term balances payable	$423,664	424,572

Balances receivable
Banzi Trade 26 (Pty) Ltd (e)	$83,510	92,398
Flawless Diamond Trading House (d)	2,394,284	-
Current balances receivable	2,477,794	92,398

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Transactions	Six months ended	Year ended 28 February
	August 2011	2011
Services rendered and expenses reimbursed:

Hunter Dickinson Services Inc. (a)	183,424	467,151
CEC Engineering (b)	33,012	23,331
Seven Bridges Trading (c)	50,083	134,483
Banzi Trade 26 (Pty) Ltd (e)	132,882	165,077
Flawless Diamonds Trading House (d)	3,390,728	420,006

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	128	879

Related Party transactions are explained below. These arrangements and transactions were typically established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security of product consideration is paramount given the high value product produced by the Company.

All related party transactions are arms length transaction in the normal course of business.

(a) Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated July 2, 2010.

(b) CEC Engineering Ltd is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates. (c) Seven Bridges Trading 14 (Pty) Ltd ("Seven Bridges Trading") is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(c) Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d) Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (refer note 4). Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

(e) Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(f) Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

1.9	Events after reporting date

On October 3, 2011, the Company announced the following changes to the Board of Directors:

  David Copeland stepped down as Chairman, but remains on the board as a non-executive director, and will continue contributing on strategic matters while actively supporting the new Chairman.

  Dr Mark Bristow has been appointed as non-executive Chairman with effect from September 9, 2011. Mark was Acting CEO of Rockwell for six months to May 2011 during which he initiated the strategic review which led to initiatives to improve the production profile and enhance efficiencies.

  Johan van’t Hof has joined the board of Rockwell as an independent non-executive director and who will be appointed to the audit committee. Johan is a C.A. and holds an MBA. Based in Canada, he has wide-ranging experience in the listed company environment including regulatory affairs, financings, mergers and acquisitions and corporate finance.

Private placement

The Company completed a Private Placement to secure funding for its processing and recovery technology to the value of $ 7.8 million. This placement closed on September 9, 2011 when shareholders indicated their acceptance.

Tirisano acquisition

The transaction was successfully completed after the review date of August 31, 2011with all conditions precedent having been met.

Rockwell committed to the disposal of non-core assets which will generate additional cash flow. The assets committed for disposal after the reporting date are as follows:

>	The sale of Makoenskloof property, located in the Northern Cape, which will be settled on transfer of the property to the Buyer, at value $0.9 million

>

The disposal of the Holpan DMS plant has been concluded for a consideration of $2.6 million. A down payment of $1.3 million has been received securing the order based on a dismantling and removal program.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Critical Accounting Estimates

The Company's accounting policies are presented in the unaudited consolidated financial statements for the six months ended August 31, 2011, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with International Financial Reporting Standards requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization. Net realizable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs. Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realizable value is determined with reference to market value less cost to sell.

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Deferred tax

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

Share-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Changes in Accounting Policies including Initial Adoption

Accounting Policies Adopted

International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS was March 1, 2011. Therefore, the three months ended May 31, 2011 was the first reporting period under IFRS. For a discussion of significant accounting policies refer to note 1 of the Financial Statements.

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company used the following IFRS 1 optional exemptions:

  applied the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  applied the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  transfer all foreign currency translation differences recognised as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP was not revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12	Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at August 31, 2011, the Company is not subject to externally imposed capital requirements other than its overdraft facility.

At August 31, 2011, of the $15.3 million (August 31, 2010 – $ 4.6 million) cash and cash equivalents held by the Company, $ 4,6 million (August 31, 2011 – $ 4.6 million) were held in South African Rand (“ZAR”), $ 8.6 million (August 31, 2010 – $ 3.6 million) in Canadian Dollars and $2.1 million (August 31, 2010 – $ Nil) in United States Dollars. Cash and cash equivalents exclude cash subject to restrictions. The Company's primary objectives is to manage the business forward and create value for shareholders. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the three months ended August 31, 2011 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2012.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.14	Disclosure of Outstanding Share Data

The following details the share capital structure as at October 12, 2011. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Total
Common shares				35,492,571

Share purchase options
	September 24, 2012	$9.30	392,766
	November 14, 2012	$9.45	72,433
	June 20, 2011	$6.75	63,333
	December 7, 2014	$0.9	912,726
	January 18, 2015	$1.05	40,000
	October 8, 2015	$0.98	1,002,800	2,484,058

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organisations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

At August 31, 2011, management evaluated the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes identified by management.

1.14.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at August 31, 2011, management carried out ongoing evaluation, with the participation of our Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at August 31, 2011, our disclosure controls and procedures were effective in recording, processing, summarising and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

1.14.5	Non – GAAP Measures

Operating cash cost (cash costs directly attributable to the production of diamonds and allocated production overhead cash costs, consisting of expenditures for fuel and oil, power, maintenance, replacement parts, operational salaries and direct mine operating costs and excludes depreciation, amortisation and corporate expenses.) is a non-GAAP measure. Those items excluded in the determination of operating cash cost represent items that are non-cash in nature, income taxes, finance charges or are otherwise not considered to be cash expenses ordinarily incurred directly in the production process. This measure is intended to provide further insight with respect to the Company’s financial results and to supplement its financial information as determined in accordance with GAAP.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating cash cost is used by management to measure and compare the effectiveness and sensitivity of the operations with respect to cash operating costs.

This non-GAAP measure should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) loss for the year, as an indicator of the Company’s profitability or (ii) cash provided by/ (used in) operating activities, as a measure of the Company’s ability to generate cash. Such measure does not have any standardised meaning prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587